Edwards Wildman Palmer LLP
525 Okeechobee Boulevard, Suite 1600
West Palm Beach, Florida 33411

March 1, 2013

VIA EDGAR

Mr. Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Soligenix, Inc. Registration Statement on Form S-1 Filed November 5, 2012 SEC File No. 333-184762

Dear Mr. Riedler:

On behalf of our client, Soligenix, Inc., a Delaware corporation (the “Company”), we are filing Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1, File No. 333-184762 (the “Registration Statement”).  The Registration Statement has been revised to include audited financial statements for the Company’s fiscal year ended December 31, 2012 and to update and revise certain disclosures in the document.

Please note that the Registration Statement has not been revised at this time to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission that were contained in the Staff’s November 19, 2012 comment letter (the “Comment Letter”).  The Company intends to file another pre-effective amendment to the Registration Statement and will address the Staff’s comments at that time.

In the event the Company requests acceleration of the Registration Statement, the Company will include an acknowledgement of the matters noted in the three bullet points included in the Comment Letter.

If the Staff has any other comments or requires any additional information, kindly contact the undersigned at (561) 820-0212.

Sincerely,

/s/ Leslie J. Croland

cc:	Christopher J. Schaber, Ph.D. Chief Executive Officer and President